Exhibit 99.3

PRESS RELEASE

Grown Rogue Terminates Agreement with Blue Zebra
Focus on Muskegon, MI Assets

MEDFORD, OREGON – August 2, 2019 -- Grown Rogue International Inc. (CSE:GRIN | OTC:GRUSF) (“Grown Rogue” or the “Company”), a vertically-integrated, multi-state cannabis company with licenses and assets in Oregon, California, and now entering Michigan, announced today the termination of its agreement with Blue Zebra Community LLC (“Blue Zebra”), previously announced on February 25, 2019, relating to the acquisition of certain cannabis assets. The Company elected to terminate the agreement in order to proceed with an alternative operator which will be materially less resource intensive as the Company initially enters the new Michigan market.

Grown Rogue will focus energy and resources relating to expansion into Michigan on the recently announced proposed acquisition of Inferno Gardens, Inc. (“Inferno Gardens”), a cannabis operator in Muskegon, Michigan, announced on July 2, 2019. The proposed acquisition of Inferno Gardens will provide Grown Rogue with an expedient and cost effective entry into the Michigan cannabis market.

“After careful consideration of the very exciting Michigan market, we chose a direction that gives us the opportunity to produce our first harvest in late 2019 and be fully vertically Integrated by 2nd quarter 2020,” said Obie Strickler, CEO and Co-Founder of Grown Rogue.

“We understand the value and timing of the Michigan market. Our management team has the experience to expeditiously enter the market with the Muskegon assets and the timing made all the difference in electing to not exercise options with Blue Zebra and instead focus on the Inferno Gardens partnership,” added Mr. Strickler.

In connection with the termination agreement signed with Blue Zebra (the “Termination Agreement”), Grown Rogue has issued to Blue Zebra 2,148,117 common share purchase warrants with an exercise price of $0.44 per share (the “Warrants”). The Warrants expire on June 28, 2023. Grown Rogue will have the right to accelerate the expiry date of 25% of the Warrants during the term if the shares of Grown Rogue close at or above $1.00 per share for a period of twenty (20) consecutive days. An additional 25% of the Warrants will accelerate if the shares of Grown Rogue close at or above $1.50 per share for a period of twenty (20) consecutive days, and the remainder of the Warrants will accelerate if the shares of the Grown Rogue close at or above $2.00 per share for a period of twenty (20) consecutive days. Further, Grown Rogue has granted to Blue Zebra a pre -emptive right to maintain ownership of up to 5% of Grown Rogue’s common shares. The Warrants vest 40% on the issuance date with the remaining Warrants vesting upon certain events relating to the activities of Helios Holdings, LLC in the Michigan cannabis industry.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown, light dep and indoor premium flower, live rosin jars and terp diamonds, infused, indoor and sungrown pre-rolls, live resin and rosin carts, along with chocolate edibles created in partnership with a world-renowned Chocolatier.

PRESS RELEASE

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This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the potential impact of the announcement of the going public transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; and increasing costs of compliance with extensive government regulation, and other risks described in the Company’s public disclosures available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler	Investor Relations Desk
Chief Executive Officer	Inquiries
obie@grownrogue.com	invest@grownrogue.com